Baldwin & Lyons, Inc.

1099 North Meridian Street

Indianapolis, IN 46204

(317) 636-9800

October 3, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Baldwin & Lyons, Inc.

Form 10-K for the year ended December 31, 2007

File No. 000-05534

Dear Mr. Rosenberg,

Thank you for your letter of September 29, 2008 in connection with your review of the above captioned filing. This letter will respond to the question raised in your letter.

Item 9A.	Controls and Procedures

Question 1. It appears your certifying officers based their conclusions as to the effectiveness of your disclosure controls and procedures on an evaluation performed “within 90 days of the filing of this report”. However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” Please refer to Exchange Act rules 13a-15(e) and 15d-15(e) and revise your disclosure.

Response:   The Company concurs that Item 9A Controls and Procedures disclosure in our Form 10-K for the year ended December 31, 2007 incorrectly referred to the effectiveness of our disclosure controls and procedures on an evaluation performed “within 90 days of the filing of this report” instead of “as of the end of the period covered by the report” as required in Item 307 of Regulation S-K. Our evaluation was performed “as of the end of the period” however; we inadvertently used old disclosure language. We therefore will prospectively revise our future 10-K disclosures to reflect the requirements of Item 307 of Regulation S-K to document our conclusions as to the effectiveness of our disclosure controls and procedures on an evaluation performed “as of the end of the period covered by the report”. Our current 10-Q disclosures appropriately disclose “as of the end of the period covered by the report”.

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The undersigned acknowledges that:

•	The Company is responsible for the adequacy of the disclosures in its filings.
•	We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or require additional information, please contact me at your convenience.

Regards,

Michael B. Edwards

Assistant Vice President – Financial Reporting